22006765

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Washington, D.C. [illegible]

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SEC FILE NUMER
8-34240

ANNUAL REPORTS FORM X-17A-5 PART III

SEC Mail Processing
JUN 30 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 5/01/21 (MM/DD/YY) AND ENDING 04/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: R W SMITH & ASSOCIATES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 Town Square Place Suite 1500
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael George	(201) 217-8055	mgeorge@htdbroker.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman& Company, LLP
(Name – if individual, state last, first, and middle name)

290 W. Mount Pleasant Ave.	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AFFIRMATION

I, CHRISTOPHER FERRERI, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to R W SMITH & ASSOCIATES, LLC as of 04/30/22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 2024

RW SMITH & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

APRIL 30, 2022

RW SMITH & ASSOCIATES, LLC
(LIMITED LIABILITY COMPANY)
APRIL 30, 2022

TABLE OF CONTENTS

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
RW Smith and Associates, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RW Smith and Associates, LLC as of April 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of RW Smith and Associates, LLC as of April 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RW Smith and Associates, LLC's management. Our responsibility is to express an opinion on RW Smith and Associates, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RW Smith and Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as RW Smith and Associates, LLC's auditor since 2021.
Livingston, New Jersey
June 29, 2022

RW SMITH & ASSOCIATES, LLC
(LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2022

ASSETS

Cash	$ 610,925
Receivable from clearing broker	233,423
Deposit with clearing broker	52,766
Prepaid expenses and other current assets	9,168
Receivable from sale of investment in limited liability company	45,382
Total Assets	$ 951,664

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 122,213
Distributions payable	65,000
Total Liabilities	187,213
Member's Equity	764,451
Total Liabilities and Member's Equity	$ 951,664

See accompanying notes to statement of financial condition.

RW SMITH & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
APRIL 30, 2022

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RW Smith & Associates, LLC (the "Company") serves the investment community principally as an inter-dealer broker of fixed income securities, including municipal securities and U.S. Government Securities in the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC"). The Company is subject to the regulations of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Town Square Holdings, LLC (the "Parent"). Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of this financial statement is in conformity with U.S. GAAP that requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date settlement basis with related commission income and expenses reported on a trade-date basis.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, amortization is provided over the lesser of the economic useful life of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed when incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized when the asset is disposed.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment in Limited Liability Company

In September 2013, the Company and several other municipal securities inter-broker dealers formed Municipal Bond Information Services, LLC ("MBIS"). MBIS, among other things, collects certain municipal securities trading information from its members and transfers such information to the U. S. Securities and Exchange Commission and/or the Municipal Securities Rulemaking Committee when or if required. In January 2022, MBIS was sold to an unrelated buyer for cash consideration and deferred payments as defined in the Membership Interest Purchase Agreement. Until January 2022, the Company owned a 17.75% Interest in MBIS and accounted for its investment under the cost method.

Under this method, the Company's share of the earnings or losses of such Investee companies is not included in the statement of financial condition or statements of the Company. However, impairment charges are recognized when evidence indicates that the value of the Company's investments has deteriorated. If circumstances suggest that the value of the investee company has subsequently recovered, such recovery is not recorded.

Income Taxes

As a limited liability company, the Company is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statement, since all items of income or loss are required to be reported on the income tax returns of the member, who is responsible for any taxes thereon.

Revenue Recognition

Revenue from Contracts with Customers

The Company acts as an interdealer broker in fixed income securities on behalf of its clients. The Company acts as an undisclosed agent brokering transactions between other registered broker-dealers and certain other financial institutions. Each time the Company facilitates a matched trade between its clients the Company earns a commission. Commissions and related clearing expenses are recorded on the trade date (the date the matched buy and sell trade orders are agreed to, executed and confirmed by the counterparties). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser is identified, the pricing is agreed upon, the contractual obligations are binding and the Company shares in the risk of clearing and settlement. Commissions are collected at the settlement date, generally the second business day after the trade date.

Receivables from clearing broker

As of April 30, 2021 receivables from clearing broker consisted of commissions due from clearing broker for commission revenue earned and the clearing deposit held with the Company's clearing broker of $240,836 and $52,766, respectively. The balances as of April 30, 2022 were $233,423 and $52,766, respectively.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Current Expected Credit Losses

The Company accounts for expected credit losses in accordance with Accounting Standards Update 2016 -13, *Financial Instruments – Credit Losses* (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at amortized cost (e.g., cash and receivable from broker), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, utilizing the CECL framework.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with amounts due from its clearing broker is not significant based on the nature of these financial assets, the credit quality of the counterparty, the aging of these assets and the de minimus historical losses on such assets. Management does not believe that an allowance is required as of April 30, 2022.

Right-of-Use Assets and Lease Liabilities

The Company recognizes its leases in accordance with ASC Topic 842, *Leases ("ASC 842").* The guidance increases transparency by requiring the recognition of right-to-use assets and lease liabilities on the statement of financial condition. In applying ASC 842, the Company made an accounting policy election not to recognize the right-of-use assets and lease liabilities relating to short-term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

Subsequent Events

The Company has evaluated events occurring after the date of the financial statements for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment at April 30, 2022 consisted of the following:

Data processing equipment	$ 308,340
Office equipment	72,443
Office furniture	70,953
Leasehold improvements	44,384
	496,120
Less: accumulated depreciation and amortization	(496,120)
Property and equipment, net	$ (0)

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts. The Company is not aware of any such disciplinary actions.

Leases

The Company has entered into leases for its facilities in New Jersey, Florida and California. The Company records the expenses to occupy its facilities on a straight-line basis over the lease term which are included in occupancy expense in the accompanying statement of income. The lease for our California office was terminated effective July 31, 2021. The New Jersey office lease is month to month. The lease for our Florida facility expired in July 2021.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, under such provisions. At April 30, 2022, the Company had net capital and minimum requirements of $709,901 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.26 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code that is available to all eligible employees. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during year ended April 30, 2022.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a Fixed Income Interdealer Broker, the Company is engaged in the contemporaneous buying and selling of securities for banks, broker-dealers registered with the SEC and some institutional Investors. The Company's transactions are executed with and on behalf of these counterparties.

The Company's exposure to credit risk associated with the non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Hilltop Securities, which guarantees the transactions, while the remaining securities transactions are compared with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations. The Company is required to hold a deposit of $50,000 with the clearing broker.

The Company's financial instruments, including cash, receivable from clearing broker, deposit with clearing broker, prepaid expenses and other current assets, and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company has a deposit and receivable from its clearing broker as shown on the accompanying statement of financial condition. These amounts are subject to loss should the clearing organization cease business.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

At April 30, 2022, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and does not believe there is any significant credit risk with respect to cash.

For the year ended April 30, 2022, transactions initiated by three employees on behalf of customers yielded approximately 51% of the Company's commission revenue.

NOTE 8 - RELATED PARTY TRANSACTIONS

<u>Transactions with Related Parties</u>

The Company received administrative, operational, and support services from Hartfield, Titus & Donnelly, LLC ("HTD"), an affiliated entity under common ownership, in the amount of $175,000 during the year ended April 30, 2022. The Company also received support services from Munibrokers, LLC, a wholly owned subsidiary of the HTD, in the amount of $24,000 during the year ended April 30, 2022.

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

<u>Consulting Agreement</u>

The Company entered into an agreement with a voting member of the Parent company to provide consulting services to the Company. The Company entered into an agreement with a non-voting member of the parent company to provide consulting services to the Company.

NOTE 9 - RISKS AND UNCERTAINTIES

<u>Uncertainty Due to COVID -19</u>

During calendar year 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the impact, duration and spread of the COVID-19 virus are uncertain at this time. The impact on the financial markets and the overall economy, all of which are very uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. This financial statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 10 - EMPLOYEE RETENTION TAX CREDIT

The Employee Retention Tax Credit ("ERTC"), as it existed under the CARES Act, was not available to businesses that received a PPP loan. Provisions in the Consolidated Appropriations Act ("CAA"), which was signed into law on December 27, 2020, removed this restriction and allowed businesses that qualify for the ERTC to apply for the ERTC so long as the same wages are not used for both PPP loan forgiveness and the ERTC.

U.S. GAAP does not contain authoritative guidance related to government assistance programs. Absent authoritative accounting standards, interpretive guidance issued and commonly applied by financial statement preparers allows the analogy to alternative guidance. For 2021 credits claimed, interpretive guidance suggests the application of International Accounting Standard 20, *Accounting for Government Grants and Disclosure of Government Assistance* ("IAS 20"). Under IAS 20, government assistance is recognized where there is reasonable assurance (similar to "probable" under U.S. GAAP) that the conditions will be met, and the assistance will be received.

During the year ended April 30, 2022, the Company applied for Employee Retention Tax Credit refunds from the U.S. Treasury under the CARES Act. The employer payroll tax credit provisions of the CARES Act grant eligible companies a refundable credit against applicable payroll taxes for each calendar quarter in the amount equal to 70% of qualified wages with a maximum credit of $10,000 per employee. The refundable tax credit is available to employers that experience a decline in 2021 quarterly gross receipts which were less than 80% of the same quarter in 2019, due to COVID-19.

NOTE 10 – EMPLOYEE RETENTION TAX CREDIT (continued)

If it was determined that the Company was not eligible to receive the ERTC or that the Company has not adequately complied with the regulations of the program, the Company could be subject to penalties and could be required to repay the ERTC.

The Company continues to evaluate the availability of credits and benefits under the CARES Act and other legislation.